Filed by Ross Systems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Ross Systems, Inc.
Commission File No. 000-19092

ON SEPTEMBER 4, 2003, ROSS SYSTEMS, INC. MADE THE FOLLOWING PRESENTATION TO CERTAIN EMPLOYEES:

© 2003 Ross Systems, Inc.

ROSS SYSTEMS

ROSS SYSTEMS



Focused is Better™

Employee Update

September 2003

Agenda

- **CDC and Ross Systems**
  - Who is CDC?
  - Current Market
  - Ross' Opportunity
  - Why CDC Selected Ross
  - Synergies with Chinadotcom
  - Timing of the Acquisition
  - Next Steps
  - Your Role

ROSS SYSTEMS

The Ross / CDC Position

Acquire tangible products, captive customers and profitable operations to compliment a great story and lots of cash.

© 2003 Ross Systems, Inc.

Who is CDC?

- Based in Hong Kong, China
- CDC Software Unit – Provides Software Products and Services in the areas of Enterprise Solutions and Applications Integration
- Mobile and Portals Unit – Operates popular news, email, and customer Service portal websites in China, Hong Kong, and Taiwan
- CDC Outsourcing – management of outsourced development projects

© 2003 Ross Systems, Inc.

Who is CDC?

- Focus on the Manufacturing, Finance and Travel Markets
- Went Public in 1999 and on NASDAQ: CHINA
- 12/31/02 revenues of $59.3M and a Market Cap of $1B (9/2/03)
- Over 1,000 employees in 10 Markets with little USA presence
- Web Site: www.corp.china.com

chinadotcom corporation

ROSS SYSTEMS

© 2003 Ross Systems, Inc.

Current Market

- Vendor Consolidation
- Larger Companies with Financial Resources will Succeed
- A Battle for the Manufacturing Market – Peoplesoft, Oracle, SSA, etc.
- Process Manufacturing Market is Looking for a Leader



© 2003 Ross Systems, Inc.

Ross' Opportunity

- **The CDC acquisition of Ross Systems provides us immediate benefits:**
  - Creates a much needed portfolio of software products for sale into China
  - Eliminates royalties greatly improving margins on software licensed into China
  - Creates hot prospect base of multinational customers with operations in China
  - Ross serves as a platform company for future software acquisitions

© 2003 Ross Systems, Inc.

The Fit with our Strategy for Growth

- **Revenues expected to be balanced by year end 2004**
  - 50% from North America
  - 50% from International markets.

- **Attempt to develop Territory through strategic partner working as Distributors and Master Distributors.**

- **Product Expansions, Ventures and Investments.**

© 2003 Ross Systems, Inc.

Why CDC Selected Ross?

- Large market share in well defined target markets
- Strong brand; well regarded and suited to customer needs
- Technologically current, feature rich products and Microsoft .NET strength
- Profitable operations with capacity for growth
- Well developed distribution channel
- Aligned with industry leaders
- Experienced and committed management team
- Established in Greater China

© 2003 Ross Systems, Inc.

Synergies with CDC

- Focus on the Manufacturing Market
- Strong Financial Position with over $360M in cash and cash equivalents
- Strength in the growing Greater China Market
- A Strong Commitment to Industry Expertise and Customer Success
- A Successful Team

© 2003 Ross Systems, Inc.

Timing of the Acquisition

- **Definitive Agreement Signed by both parties September 4, 2003**
- **The Transaction is Scheduled to be Completed no later than the First Calendar Quarter of 2004.**
- **The Acquisition is Subject to Certain SEC Conditions and approval of the Ross Systems' Shareholders**



ROSS SYSTEMS

© 2003 Ross Systems, Inc.

Next Steps

- Continue to Market and Sell our Products
- Continue Providing Excellent Service and Support to Customers
- Revise Business Plans

"Continue to focus on what you are doing"



© 2003 Ross Systems, Inc.

ROSS SYSTEMS

Your Role

- Customer Communications Reassuring Customers and Explaining the Benefits to the Customer
- Don't allow yourself to be Distracted but rather Focus on the Business At Hand
- Maintain your Commitments to Customers and other Ross Employees
- Read and Understand the FAQ



© 2003 Ross Systems, Inc.

ROSS SYSTEMS

The Winners

- Our Customers
- Our Prospects
- Our Shareholders
- Ross Employees









© 2003 Ross Systems, Inc.

In connection with the transaction, Ross Systems will file a proxy statement with the U.S. Securities and Exchange Commission (the "SEC"), and chinadotcom corporation will file a registration statement on Form F-4 with the SEC. Investors and stockholders are advised to read the proxy statement and the registration statement when such documents become available, because each such document will contain important information. Investors and stockholders may obtain a free copy of the proxy statement and the registration statement (each, when available) and other documents filed by Ross Systems and chinadotcom with the SEC at the SEC's website at www.sec.gov. Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems' stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2002 and Ross Systems' Annual Meeting Proxy Statement on Form 14A, filed by Ross Systems with the SEC on October 15, 2002.

© 2003 Ross Systems, Inc.

Statements herein which express that Ross Systems, Inc. "believes," "anticipates," "expects," "estimates," "plans," or "should begin to..." and other statements which are not historical fact, are forward-looking statements within the meaning of "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to the Company that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems' software product license revenue, weakening of customer demand for enterprise systems, Ross Systems' maintenance of a minimal backlog, the uncertainty of demand for new product offerings by Ross Systems and other risks and uncertainties described in reports filed by Ross Systems with the SEC. Ross Systems cautions that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements herein. Ross Systems have no intent or obligation to update these forward-looking statements.

© 2003 Ross Systems, Inc.

ROSS SYSTEMS